FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                  For the Quarterly period ended June 30, 2001


                                    EIDOS plc



                             Wimbledon Bridge House
                                1, Hartfield Road
                                Wimbledon, London
                             SW19 3RU United Kingdom
                                 44 208 636 3000
          (Address and telephone number of principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ____X___ Form 40-F_____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X___

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                82- _____N/a______

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EIDOS plc

October 25, 2001                    By   /S/ Stuart Cruickshank
----------------                         ----------------------
                                         Stuart Cruickshank
                                         Finance Director

                                    EIDOS plc

                                    Form 6-K

                                TABLE OF CONTENTS

The following documents were filed as part of this Form 6-K:
                                                                         Exhibit
US Press release dated September 20, 2001 - Results for the
three months ended June 30, 2001                                              E1

UK Press release dated September 20, 2001 - Results for the
three months ended June 30, 2001                                              E2

Press release dated September 21, 2001 - Directors' Shareholdings             E3

Exhibit E-1

 EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2001


LONDON, September 20, 2001 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter ended June 30, 2001. Net revenue was L12.2 million ($17.2 million) for the period, a decrease of 27% on the same period last year. On a US GAAP basis the Group had a loss before tax for the quarter of L16.4 million ($23.2 million). This resulted in a loss per share of 15.8p (22.3c) for the quarter.

Business Highlights

o 3 new PC titles launched in quarter plus French and Junior versions of "Who wants to be a Millionaire?"
o Total first quarter operating losses before goodwill reduced by 40% reflecting a 12% increase in gross margins and 32% reduction in operating expenses (excluding amortisation of goodwill)
o   Successful 1 for 3 rights issue completed in July


Commenting on these results Ian Livingstone, Chairman, stated:

Review of Operations

As is traditionally the case, the first quarter of our financial year has been relatively quiet with three new PC titles and the French and Junior versions of "Who Wants To Be A Millionaire?" shipping in the period. The resulting sales mix for the quarter led to a reduction in turnover compared to the same period last year. Gross margin as a percentage of turnover has, however, increased by 12% in the quarter, rising from 46% in the same period last year, to 58% in the current period. This improvement is as a result of lower royalty costs and improved channel management in the period.

The effects of the cost reduction programme initiated at the end of the last financial year can already be seen in the 32% reduction in operating expenses (excluding amortisation of goodwill) in the quarter. In total, the fixed element of operating expenses (excluding amortisation of goodwill) has fallen 34% from L12.1m in the prior period, to L8.0m in the current year.

Pre amortisation of goodwill, the total operating loss from continuing activities for the quarter has fallen from L18.6m to L11.1m.

No tax credit has been provided on the loss on ordinary activities for the quarter, based on the availability of losses accumulated in prior years.


                                       E1-1

Future reporting timetable

Following this quarterly announcement the Group will revert to publishing only Interim and Preliminary results as allowed by NASDAQ and the UK Listing Authority Rules. The Board believes that this reporting timetable is more appropriate given the seasonal nature of the Group's revenue flows and will result in a permanent reduction in administrative effort and associated costs. The Group will continue to announce key operational and financial developments as and when appropriate.


Current Trading and Future Prospects

The 1 for 3 rights issue announced on 31 May 2001 was successfully completed in July when 34,659,306 new ordinary shares were issued raising L51.6m, net of costs.

Commandos 2: Men of Courage ships on PC later this month, together with PC and PSOne versions of "Who Wants To Be A Millionaire?" 2. Championship Manager 01/02 and the Group's first PS2 releases of the year, Project Eden and Thunderhawk:
Operation Phoenix, will ship in October. Further internally developed PS2 titles such as Herdy Gerdy, Soul Reaver 2 and Blood Omen 2 are all due for release in the second half of the year, when our first X-Box title, Mad Dash Racing, will also be shipping.

The Board believes that the inherent quality of the Group's release schedule combined with sustainable improvements in margins and overheads will allow the Group to show further positive progress in its operating results over the course of the year. The entertainment software market has been showing encouraging signs of recovery, particularly in North America. We recognise, however, that consumer confidence in the USA and the rest of the world may be affected by the tragic events of last week.

Ian Livingstone
Chairman
20 September 2001
EIDOS plc


                                       E1-2

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"In spite of reduced first quarter turnover, we have shown clear improvements in both gross margins and operating expenses in the period. The franchise titles Commandos 2: Men of Courage and "Who Wants To Be A Millionaire?" 2 are shipping in September with pre order levels in line with expectations. With the other key releases of our year, such as Championship Manager 01/02 and the Next Generation titles Soul Reaver II, Project Eden and Mad Dash all still to ship, we have an excellent schedule of forthcoming releases."



-------------------------------------------------------- ----------------------------------------------------
                                                                               US GAAP
                                                                         Three Months Ended
                                                                              June 30,
-------------------------------------------------------- ----------------------------------------------------
                                                                       2001                       2000
-------------------------------------------------------- ---------------------------------- -----------------
                                                                    $000*            L000              L000
-------------------------------------------------------- ----------------- ---------------- -----------------
Net sales                                                         19,609           13,907            19,045
-------------------------------------------------------- ----------------- ---------------- -----------------
Total operating loss before goodwill                             (15,645)         (11,096)          (18,601)
-------------------------------------------------------- ----------------- ---------------- -----------------
EBITDA                                                           (14,891)         (10,561)          (17,526)
-------------------------------------------------------- ----------------- ---------------- -----------------
Loss before tax                                                  (23,176)         (16,437)          (22,368)
-------------------------------------------------------- ----------------- ---------------- -----------------
Loss per share                                                    (22.3c)          (15.8p)           (14.9p)
-------------------------------------------------------- ----------------- ---------------- -----------------
Loss per share before goodwill                                    (17.1c)          (12.1p)           (11.0p)
-------------------------------------------------------- ---------------------------------- -----------------
Weighted Average Shares                                               103,961,457               103,531,137
-------------------------------------------------------- ---------------------------------- -----------------


*The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.41 to L1.00, the exchange rate published by Datastream for June 29, 2001.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the Company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the Company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2000.

The consolidated financial information as set out above, which is unaudited, has been prepared on the basis of the accounting policies set out in the Eidos plc annual report for the year ended 31 March 2001.


                                      # # #

Contact:
--------
Mike McGarvey, Chief Executive Officer:                     0011 44 20 8636 3000
Jonathan Glass, Brunswick:                                  0011 44 20 7404 5959
Brad Edwards, Brainerd Communicators:                           001 212 986 6667

                                       E1-3

EIDOS plc
Unaudited Consolidated Statement of Operations Reconciled to US GAAP for the quarter ended June 30, 2001

                                                                           Three months ended
                                                                                June 30,
UK GAAP                                                               2001          2001             2000
-------                                                               $000          L000             L000
Turnover: Group and share of joint ventures'                       19,285        13,677           18,869
Less: share of joint ventures' turnover                            (2,094)       (1,485)          (2,071)
                                                                 ---------     ---------        ---------
Group Turnover - continuing operations                             17,191        12,192           16,798

Costs of goods sold                                                (7,273)       (5,158)          (9,091)
                                                                 ---------     ---------        ---------
Gross profit                                                        9,918         7,034            7,707
                                                                 ---------     ---------        ---------

Selling and marketing                                              (5,285)       (3,748)          (9,063)
Research and development                                          (13,470)       (9,553)         (11,534)
General and administrative
   Goodwill amortisation                                           (3,986)       (2,827)          (2,647)
   Other                                                           (6,902)       (4,895)          (6,000)
                                                                ----------     ---------       ----------
Total General & Administrative                                    (10,888)       (7,722)          (8,647)
                                                                ----------     ---------       ----------
Operating expenses                                                (29,643)      (21,023)         (29,244)
                                                                ----------     ---------       ----------

Group operating loss                                              (19,725)      (13,989)         (21,537)
Joint venture operating profit                                         93            66              289
Joint venture goodwill amortisation                                (1,696)       (1,203)          (1,252)
                                                                ----------    ----------       ----------
-----------------------------------------------------------------------------------------------------------
| Total operating loss - continuing operations -                  (15,646)      (11,096)         (18,601) |
|  before goodwill                                                                                        |
| Total amortisation of goodwill                                   (5,682)       (4,030)          (3,899) |
-----------------------------------------------------------------------------------------------------------
                                                                ----------    ----------       ----------
Total operating loss - continuing operations                      (21,328)      (15,126)         (22,500)

Interest Receivable                                                   250           177              432
Interest payable and similar charges                                 (587)         (416)            (266)
                                                                ----------     ---------       ----------
Loss on ordinary activities before tax                            (21,665)      (15,365)         (22,334)

Tax on loss of ordinary activities                                      -             -            7,006
                                                                ----------     ---------       ----------
Net loss after tax (prepared under UK GAAP)                       (21,665)      (15,365)         (15,328)
                                                                ----------     ---------       ----------
Loss per share                                                     (20.9c)       (14.8p)          (14.8p)
Loss per share before goodwill                                     (15.4c)       (10.9p)          (11.0p)







                                       E1-4

EIDOS plc
Unaudited Consolidated Statement of Operations Reconciled to US GAAP for the quarter ended June 30, 2001 (continued...)


                                                                       Three months ended June 30,
Reconciliation to US GAAP                                             2001                  2001               2000
-------------------------                                             $000                  L000               L000
Net loss after tax (prepared under UK GAAP)                       (21,665)              (15,365)           (15,328)
Amortisation of goodwill - group                                      323                   229                214
Amortisation of goodwill - associates                                (128)                  (91)              (408)
Deferred bank charges                                              (1,763)               (1,250)                 -
Full consolidation of joint venture                                     -                     -                 67
                                                                ----------             ---------         ----------
Net loss in accordance with US GAAP                               (23,233)              (16,477)           (15,455)
                                                                ----------             ---------         ----------

Loss per share in accordance with US GAAP
Loss per share                                                     (22.3c)               (15.8p)            (14.9p)
Loss per share before goodwill                                     (17.1c)               (12.1p)            (11.0p)


Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United
Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.41 to L1.00, the exchange rate published by Datastream for June
29, 2001.


                                       E1-5

EIDOS plc
Unaudited Consolidated Balance Sheet Reconciled to US GAAP


UK GAAP                                                                     June 30, 2001           March 31, 2001
-------                                                                  $000              L000               L000
Fixed assets
Intangible assets                                                       5,584             3,960              6,759
Tangible assets                                                         6,256             4,437              4,495
Investments
   Joint ventures - share of net assets                                 3,488             2,474              2,435
   Joint ventures - goodwill                                            7,233             5,130              7,078
   Other investments                                                    3,705             2,628              2,628
                                                                 ------------      ------------       ------------
Total Investments                                                      14,426            10,232             12,141
                                                                 ------------      ------------       ------------
Total fixed assets                                                     26,266            18,629             23,395
                                                                 ------------      ------------       ------------
Current assets
Stocks                                                                  4,014             2,847              3,115
Debtors                                                                29,767            21,111             31,389
Cash at bank and in hand                                               12,264             8,698             28,355
                                                                 ------------      ------------       ------------
Total current assets                                                   46,045            32,656             62,859

Creditors: amount falling due within one year                         (48,451)          (34,363)           (53,319)
                                                                 ------------      ------------       ------------
Net current (liabilities) / assets                                     (2,406)           (1,707)             9,540
                                                                 ------------      ------------       ------------
Total assets less current liabilities                                  23,860            16,922             32,935
                                                                 ------------      ------------       ------------
Creditors: due after more than one year                                (3,344)           (2,372)            (2,318)
                                                                 ------------      ------------       ------------
Net assets                                                             20,516            14,550             30,617
                                                                 ------------      ------------       ------------
                                                                 ------------      ------------       ------------

Capital and reserves
--------------------
Called up share capital                                                 2,933             2,080              2,079
Share premium account                                                 121,149            85,921             85,822
Other reserves                                                            997               707                707
Profit and loss account                                              (104,563)          (74,158)           (57,991)
                                                                 ------------      ------------       ------------
Equity shareholders' funds                                             20,516            14,550             30,617
                                                                 ------------      ------------       ------------
                                                                 ------------      ------------       ------------

                                       E1-6

EIDOS plc
Unaudited Consolidated Balance Sheet Reconciled to US GAAP (continued...)



                                                                         June 30, 2001          March 31, 2001
                                                                      $000              L000              L000

Reconciliation to US GAAP
-------------------------
Shareholders' funds (prepared under UK GAAP)                        20,516            14,550            30,617

Goodwill                                                            19,221            13,632            13,632
Less in process research and development                            (3,339)           (2,368)           (2,368)
Less amortisation                                                  (16,057)          (11,388)          (11,617)
                                                            --------------    --------------    --------------
                                                                      (175)             (124)             (353)
                                                            --------------    --------------    --------------
Investment in associates - net assets                                  288               204               204
Investment in associates - goodwill                                 10,031             7,114             7,114
Less amortisation                                                   (9,471)           (6,717)           (6,626)
                                                            --------------    --------------    --------------
                                                                       848               601               692
                                                            --------------    --------------    --------------
Unrealised appreciation of other investments                        17,763            12,598            14,185
Deferred tax                                                        (5,302)           (3,760)           (4,236)
                                                            --------------    --------------    --------------
                                                                    12,461             8,838             9,949
                                                            --------------    --------------    --------------
Full consolidation of joint venture company                            (27)              (19)              (19)
Revenue recognition                                                 (1,323)             (938)             (938)
Deferred bank charges                                                    -                 -             1,250
                                                            --------------    --------------    --------------
                                                                    (1,350)             (957)              293
                                                            --------------    --------------    --------------
Equity shareholders' funds in accordance with US GAAP
                                                                    32,300            22,908            41,198
                                                            --------------    --------------    --------------
                                                            --------------    --------------    --------------

Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

                                       E1-7

EIDOS plc
Unaudited Consolidated Statement of Cash Flow


UK GAAP
-------                                                                   June 30, 2001        June 30,  2000
                                                                       $000            L000              L000

Net cash (outflow)/inflow from operating activities                 (11,912)         (8,448)            4,085

Returns on investments and servicing of finance
Interest received                                                       206             146               428
Bank interest paid                                                     (567)           (402)           (1,467)
Interest paid on finance leases                                           -               -                (7)
                                                               ------------    ------------      ------------
                                                                       (361)           (256)           (1,046)
                                                               ------------    ------------      ------------
Taxation
UK tax paid                                                         (13,956)         (9,898)           (9,417)
Overseas tax paid                                                    (1,018)           (722)             (763)
                                                               ------------    ------------      ------------
                                                                    (14,974)        (10,620)          (10,180)
                                                               ------------    ------------      ------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                      (367)           (260)             (564)
Sale of tangible fixed assets                                            14              10                76
Costs relating to sale of investments                                     -               -              (641)
                                                               ------------    ------------      ------------
                                                                       (353)           (250)           (1,129)
                                                               ------------    ------------      ------------

Net cash outflow before financing                                   (27,600)        (19,574)           (8,270)

Financing
Issue of ordinary share capital                                         141             100                74
Repayment of principal under finance leases                             (82)            (58)              (98)
                                                               ------------    ------------      ------------
                                                                         59              42               (24)
                                                               ------------    ------------      ------------
Decrease in cash                                                    (27,541)        (19,532)           (8,294)
                                                               ------------    ------------      ------------
                                                               ------------    ------------      ------------

Notes:
1. Net cashflow from operating activities is derived from the group operating loss of L13,989,000 (2000: loss L21,537,000) adjusted for depreciation of L470,000 (2000: L902,000), goodwill amortisation and write offs of L2,827,000 (2000: L2,647,000) and a decrease in working capital of L2,244,000 (2000: L22,073,000).
                                       E1-8

      Eidos plc Statistical Information for the quarter ended June 30, 2001

                            Geographical Revenue Mix
                                   (Unaudited)

                                     Quarter

                                 Quarter ended June 30, 2001               Quarter ended June 30, 2000
                                     L000s           % of Total                L000s          % of Total
North America                        2,835                23.3%                6,000               35.7%
UK/Europe                            7,856                64.4%                8,896               53.0%
Rest of World                        1,501                12.3%                1,902               11.3%
                               -----------          -----------          -----------         -----------
                                    12,192              100.00%               16,798              100.0%
                               -----------          -----------          -----------         -----------



                              Percentage Decrease
                                    Quarter
North America                       (52.8)%
UK/Europe                           (11.7)%
Rest of World                       (21.1)%
                                  -----------
                                    (27.4)%
                                  -----------


                    Platform Revenue Mix (Games Revenue only)
                                   (Unaudited)

                                     Quarter

                                  Quarter ended June 30, 2001               Quarter ended June 30, 2000
                                     L000s           % of Total                L000s          % of Total
Console                              3,333                32.3%                4,445               28.4%
PC                                   6,987                67.7%               11,206               71.6%
                               -----------          -----------          -----------         -----------
                                    10,320               100.0%               15,651              100.0%
                               -----------          -----------          -----------         -----------



                                Percentage Decrease
                                      Quarter
Console                               (25.0)%
PC                                    (37.6)%
                                    -----------
                                      (34.1)%
                                    -----------



                                       E1-9

Exhibit E-2



This press release is not intended for and may not be distributed or released in or into the United States


20 September 2001

                                    Eidos plc
                                    ---------
                           2002 First Quarter Results

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter ended 30 June 2001.

Financial Overview

For the quarter ended:                                                      30 June                30 June
                                                                               2001                   2000

Turnover:                                                                    L12.2m                 L16.8m
Total operating loss before goodwill:                                      L(11.1)m               L(18.6)m
EBITDA:                                                                    L(10.6)m               L(17.7)m
Loss per share:                                                             (14.8)p                (14.8)p
Loss per share before goodwill:                                             (10.9)p                (11.0)p

Business Highlights

o 3 new PC titles launched in quarter plus French and Junior versions of "Who Wants To Be A Millionaire?"
o Total first quarter operating losses before goodwill reduced by 40% reflecting a 12% increase in gross margins and 32% reduction in operating expenses (excluding amortisation of goodwill)
o    Successful 1 for 3 rights issue completed in July

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"In spite of reduced first quarter turnover, we have shown clear improvements in both gross margins and operating expenses in the period. The franchise titles Commandos 2: Men of Courage and "Who Wants To Be A Millionaire?" 2 are shipping in September with pre order levels in line with expectations. With the other key releases of our year, such as Championship Manager 01/02 and the Next Generation titles Soul Reaver II, Project Eden and Mad Dash all still to ship, we have an excellent schedule of forthcoming releases."


Contact:
--------
Mike McGarvey, Chief Executive Officer:                            020 8636 3000
Jonathan Glass, Brunswick:                                         020 7404 5959
Brad Edwards, Brainerd Communicators:                           001 212 986 6667



                                       E2-1

CHAIRMAN'S STATEMENT


Review of Operations

As is traditionally the case, the first quarter of our financial year has been relatively quiet with three new PC titles and the French and Junior versions of "Who Wants To Be A Millionaire?" shipping in the period. The resulting sales mix for the quarter led to a reduction in turnover compared to the same period last year. Gross margin as a percentage of turnover has, however, increased by 12% in the quarter, rising from 46% in the same period last year, to 58% in the current period. This improvement is as a result of lower royalty costs and improved channel management in the period.

The effects of the cost reduction programme initiated at the end of the last financial year can already be seen in the 32% reduction in operating expenses (excluding amortisation of goodwill) in the quarter. In total, the fixed element of operating expenses (excluding amortisation of goodwill) has fallen 34% from L12.1m in the prior period, to L8.0m in the current year.

Pre amortisation of goodwill, the total operating loss from continuing activities for the quarter has fallen from L18.6m to L11.1m.

No tax credit has been provided on the loss on ordinary activities for the quarter, based on the availability of losses accumulated in prior years.


Future reporting timetable

Following this quarterly announcement the Group will revert to publishing only Interim and Preliminary results as allowed by NASDAQ and the UK Listing Authority Rules. The Board believes that this reporting timetable is more appropriate given the seasonal nature of the Group's revenue flows and will result in a permanent reduction in administrative effort and associated costs. The Group will continue to announce key operational and financial developments as and when appropriate.


Current Trading and Future Prospects

The 1 for 3 rights issue announced on 31 May 2001 was successfully completed in July when 34,659,306 new ordinary shares were issued raising L51.6m, net of costs.

Commandos 2: Men of Courage ships on PC later this month, together with PC and PSOne versions of "Who Wants To Be A Millionaire?" 2. Championship
Manager 01/02 and the Group's first PS2 releases of the year, Project Eden and
Thunderhawk: Operation Phoenix, will ship in October. Further internally developed PS2 titles such as Herdy Gerdy , Soul Reaver 2 and Blood Omen 2 are all due for release in the second half of the year, when our first X-Box title, Mad Dash Racing, will also be shipping.

The Board believes that the inherent quality of the Group's release schedule combined with sustainable improvements in margins and overheads will allow the Group to show further positive progress in its operating results over the course of the year. The entertainment software market has been showing encouraging signs of recovery, particularly in North America. We recognise, however, that consumer confidence in the USA and the rest of the world may be affected by the tragic events of last week.



Ian Livingstone
Chairman
20 September 2001
EIDOS plc


                                       E2-2

EIDOS plc
Unaudited Consolidated Profit and Loss Account


                                                                   Three months ended      Three months ended
                                                                              30 June                 30 June
                                                                                 2001                    2000
                                                                                 L000                    L000
Turnover: group and share of joint venture                                    13,677                  18,869
Less: share of joint ventures' turnover                                       (1,485)                 (2,071)

                                                                           ----------              ----------
Group turnover - continuing operations                                        12,192                  16,798
Cost of sales                                                                 (5,158)                 (9,091)
                                                                           ----------              ----------

Gross profit                                                                   7,034                   7,707
Sales and marketing                                                           (3,748)                 (9,063)
Research and development                                                      (9,553)                (11,534)
General and administrative
   Amortisation of goodwill                                                   (2,827)                 (2,647)
   Other                                                                      (4,895)                 (6,000)

                                                                           ----------              ----------
Total general and administrative                                              (7,722)                 (8,647)
                                                                           ----------              ----------

Operating expenses                                                           (21,023)                (29,244)
                                                                           ----------              ----------
Group operating loss                                                         (13,989)                (21,537)
Share of operating profit of joint venture                                        66                     289
Joint venture goodwill amortisation                                           (1,203)                 (1,252)
                                                                           ----------              ----------
---------------------------------------------------------------------------------------------------------------
| Total operating loss - continuing operations -                             (11,096)                (18,601) |
| before goodwill                                                                                             |
| Total amortisation of goodwill                                              (4,030)                 (3,899) |
---------------------------------------------------------------------------------------------------------------
                                                                           ----------              ----------
Total operating loss - continuing operations                                 (15,126)                (22,500)
Interest receivable                                                              177                     432
Interest payable and similar charges                                            (416)                   (266)

                                                                           ----------              ----------

Loss on ordinary activities before tax                                       (15,365)                (22,334)
Tax on loss on ordinary activities                                                 -                   7,006

                                                                           ----------              ----------
Net loss after tax                                                           (15,365)                (15,328)
                                                                           ----------              ----------

Loss per share                                                                (14.8)p                 (14.8)p
Loss per share before goodwill                                                (10.9)p                 (11.0)p
                                                                           ----------              ----------
                                                                           ----------              ----------

Notes:
The earnings per share is based on a weighted average number of ordinary shares in issue of 103,961,457 (2000: 103,531,137) for the three months to 30 June 2001.

                                   E2-3

EIDOS plc
Unaudited Consolidated Balance Sheet


                                                                                  30 June                    30 June
                                                                                     2001                       2000
                                                                                     L000                       L000
Fixed assets
Intangible assets                                                                   3,960                     14,330
Tangible assets                                                                     4,437                      5,916
Investments
    Joint ventures
      Share of gross assets                                      3,553                         3,871
      Share of gross liabilities                                (1,079)                       (1,403)
                                                            ------------                   -----------
                                                                                    2,474                      2,468
     Joint ventures - goodwill                                                      5,130                     10,466
    Other investments and associated undertakings                                   2,628                     38,081
                                                                               ----------                 ----------
Total Investments                                                                  10,232                     51,015
                                                                               ----------                 ----------
Total fixed assets                                                                 18,629                     71,261
                                                                               ----------                 ----------
                                                                               ----------                 ----------
Current assets
Stocks                                                                              2,847                     13,851
Debtors                                                                            21,111                     34,582
Cash at bank and in hand                                                            8,698                     14,725
                                                                               ----------                 ----------
                                                                                   32,656                     63,158

Creditors: amounts falling due within one year                                    (34,363)                   (22,344)
                                                                               ----------                 ----------
Net current (liabilities)/assets                                                   (1,707)                    40,814
                                                                               ----------                 ----------
Total assets less current liabilities                                              16,922                    112,075

Creditors: due after more than one year                                            (2,372)                      (125)
                                                                              -----------                -----------
Net assets                                                                         14,550                    111,950
                                                                              -----------                -----------
                                                                              -----------                -----------

Capital and reserves
Called up share capital                                                             2,080                      2,071
Share premium account                                                              85,921                     85,108
Other reserves                                                                        707                        707
Profit and loss account                                                           (74,158)                    24,064
                                                                               ----------                 ----------
Equity shareholders' funds                                                         14,550                    111,950
                                                                              -----------                -----------
                                                                              -----------                -----------


Notes:
2. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

                                   E2-4

EIDOS plc
Unaudited Consolidated Statement of Cash Flow


                                                                  Three months ended   Three months ended
                                                                             30 June              30 June
                                                                                2001                 2000
                                                                                L000                 L000
                                                                          ----------           ----------
Net cash(outflow)/inflow from operating activities                            (8,448)               4,085
                                                                          ----------           ----------
Returns on investments and servicing of finance
Interest received                                                                146                  428
Bank interest paid                                                              (402)              (1,467)
Interest paid on finance leases                                                    -                   (7)
                                                                          ----------           ----------
                                                                                (256)              (1,046)
                                                                          ----------           ----------
Taxation
UK tax paid                                                                   (9,898)              (9,417)
Overseas tax paid                                                               (722)                (763)
                                                                          ----------           ----------
                                                                             (10,620)             (10,180)
                                                                          ----------           ----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                               (260)                (564)
Sale of tangible fixed assets                                                     10                   76
Costs relating to sale of investments                                              -                 (641)
                                                                          ----------           ----------
                                                                                (250)              (1,129)
                                                                          ----------           ----------
Net cash outflow before financing                                            (19,574)              (8,270)

Financing
Issue of ordinary share capital                                                  100                   74
Capital element of finance lease rental payments                                 (58)                 (98)
                                                                          ----------           ----------
                                                                                  42                  (24)
                                                                          ----------           ----------
Decrease in cash                                                             (19,532)              (8,294)
                                                                          ----------           ----------
                                                                          ----------           ----------



Notes:
2. Net cashflow from operating activities is derived from the group operating loss of L13,989,000 (2000: loss L21,537,000) adjusted for depreciation of L470,000 (2000: L902,000), goodwill amortisation and write offs of L2,827,000 (2000: L2,647,000) and a decrease in working capital of L2,244,000 (2000: L22,073,000).

3. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.


                                       E2-5

Exhibit E-3

Eidos plc - Directors' Shareholdings
21 September 2001

DEALINGS BY DIRECTORS

1)   NAME OF COMPANY            EIDOS PLC

2)   NAME OF DIRECTOR           MICHAEL MCGARVEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
                                MICHAEL MCGARVEY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
                                MICHAEL MCGARVEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
     discretionary              SHARE PURCHASE

7)   Number of shares/amount of stock acquired
                                31,000

8)   Percentage of issued Class
                                0.022%

9)   Number of shares/amount of stock disposed
                                N/a

10)  Percentage of issued Class N/a

11)  Class of security          ORDINARY 2P

12)  Price per share            L1.60

13)  Date of transaction        21 SEPTEMBER 2001

14)  Date company informed      21 SEPTEMBER 2001

15)  Total holding following this notification
                                64,913

16)  Total percentage holding of issued class following this notification
                                0.047%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)  Date of grant

18)  Period during which or date on which exercisable

19)  Total amount paid (if any) for grant of the option

20)  Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)  Any additional information

24)  Name of contact and telephone number for queries

25)  Name and signature of authorised company official responsible for making
     this                        C EASTWOOD

Date of Notification 21/9/2001


                                       E3-1

DEALINGS BY DIRECTORS

1)   NAME OF COMPANY            EIDOS PLC

2)   NAME OF DIRECTOR           JEREMY HEATH SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
                                JEREMY HEATH SMITH

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
                                JEREMY HEATH SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
     discretionary              SHARE PURCHASE

7)   Number of shares/amount of stock acquired
                                31,000

8)   Percentage of issued Class
                                0.022%

9)   Number of shares/amount of stock disposed
                                N/a

10)  Percentage of issued Class
                                N/a

11)   Class of security         ORDINARY 2P

12)   Price per share           L1.60

13)   Date of transaction       21 SEPTEMBER 2001

14)   Date company informed     21 SEPTEMBER 2001

15)   Total holding following this notification
                                1,002,379

16)   Total percentage holding of issued class following this notification
                                0.723%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)    Date of grant

18)    Period during which or date on which exercisable

19)    Total amount paid (if any) for grant of the option

20)    Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)    Any additional information

24)    Name of contact and telephone number for queries

25)    Name and signature of authorised company official responsible for making
       this notification         C EASTWOOD

Date of Notification 21/9/2001


                                       E3-2